Catherine S. Gallagher cgallagher@velaw.com

Tel +1.202.639.6544 Fax +1.202.879.8985

September 21, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:	Seadrill Partners LLC

Registration Statement on Form F-1

Submitted on August 20, 2012

CIK No. 0001553467

Ladies and Gentlemen:

This letter sets forth the response of Seadrill Partners LLC (the “Registrant”) to the comment letter dated September 11, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Draft Registration Statement on Form F-1, confidentially submitted on August 20, 2012 (the “Registration Statement”). On behalf of the Registrant, we have filed a revised draft of the Registration Statement (the “Revised F-1”) today via EDGAR. Also included are certain exhibits to the Registration Statement. A copy of this letter has been furnished via EDGAR as correspondence. All references to page numbers in the responses below are to page numbers in the redlined Revised F-1. In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

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Securities and Exchange Commission
September 21, 2012 Page 2

Revised Confidential Draft Registration Statement on Form F-1

Our Management, page 8

1.	We note you have deleted the reference to “Chief Financial Officer” in this section and indicate you currently do not have any executive officers other than your CEO and will rely on the executive officers of Seadrill Management. Similarly, in the “Executive Officers” section on page 138 you state that, other than your CEO, you rely solely on Seadrill Management’s executive officers. However, later on page 139 you include a paragraph on Mr. Rune Magnus Lundetræ, who apparently was appointed as your Chief Financial Officer in June, 2012. Please explain.

Response: The Registration Statement has been revised to clarify that the Registrant will not employ any executive officers of its own and that it will rely on Seadrill Management and Seadrill UK Ltd. to provide it with personnel to perform executive officer services pursuant to the management and administrative services agreements. Please see pages 7 and 140 of the Revised F-1.

Our Operating Agreement Limits the Fiduciary Duties the Seadrill Member and Our Officers and Directors May Have to Our Unitholders..., page 42

2.	Expand this disclosure to specify that “Seadrill and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.” In this regard, we also note your disclosure that your operating agreement “reduces the standards to which the Seadrill Member and your directors and officers “may otherwise be held by Marshall Islands law.” Please clarify, if true, that with respect to the individuals who will serve as directors and officers of both Seadrill and Seadrill Partners, the legal obligation of these individuals to safeguard the interests of Seadrill will be stricter than their obligation to safeguard the interests of Seadrill Partners’ public unitholders. In other words, be more specific as to how the operating agreement “reduces the standards.”

Response: The Registration Statement has been revised as requested to clarify that the Marshall Islands Limited Liability Company Act of 1996 states that a member or manager’s “duties and liabilities may be expanded or restricted by provisions in a limited liability company agreement.” Please see page 41 of the Revised F-1.

Securities and Exchange Commission
September 21, 2012 Page 3

The Registrant respectfully notes that the standard of care applicable to an officer or director of Seadrill when that individual is acting in such capacity will in a number of circumstances be stricter than the standard of care the same individual may have when acting as an officer or director of the Registrant. The fact that an officer or director of the Registrant may have a fiduciary duty to Seadrill does not, however, diminish the duty that such individual owes to the Registrant, and compliance by such officer or director of the Registrant with such individual’s duty to the Registrant should not result in a violation of such individual’s duties to Seadrill. The Registration Statement has been revised to include this disclosure. Please see page 42 of the Revised F-1.

If OPCO’s business activities involve countries, entities and individuals..., page 33

3.	We note your revised disclosure under this heading, and your responses to comments 5 and 6 in our letter dated July 27, 2012. Please expand the disclosure under this heading to note, and to discuss briefly the potential impact on OPCO of, the Iran Threat Reduction and Syria Human Rights Act of 2012, which was signed into law by President Obama on August 10, 2012.

Response: The Registration Statement has been revised as requested. Please see pages 32 to 33 of the Revised F-1.

Our Cash Distribution Policy and Restrictions on Distributions, page 56

Forecasted Results of Operations for the Twelve Months Ended September 30, 2013, page 58

4.	In your response to comment 16 in our letter dated July 27, 2012, we note you have provided a financial forecast in lieu of a pro forma income statement. Please revise your table on page 60 to present an historical 12-month period of the Predecessor in a parallel column, as required by Regulation S-X, Article 11-03(a)(4).

Response: The Registration Statement has been revised as requested. Please see pages 59 to 60 of the Revised F-1.

Securities and Exchange Commission
September 21, 2012 Page 4

5.	Where you disclose that you would not have had sufficient cash available for distribution to pay the minimum quarterly distribution on an historical basis, please disclose the amount of the aggregate shortfall both for the year ended December 31, 2011 and for the six months ended June 30, 2012.

Response: The Registration Statement has been revised to quantify the amount of cash available for distribution during the twelve months ended June 30, 2012, the year ended December 31, 2011 and the six months ended June 30, 2012. Please see pages 18, 58 and 68 of the Revised F-1. The Registrant undertakes to provide the aggregate amount of the shortfall for each of these periods once the minimum quarterly distribution and the number of common units and subordinated units have been determined.

Forecasted Cash Available for Distribution, page 67

6.	We have reviewed your response to comment 10 in our letter dated July 27, 2012 but reiterate that comment. We note your statement that “to the extent that there is a shortfall during any quarter in the forecast period, we believe that we would be able to make working capital borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter.” Expand the forecast to demonstrate your ability to make the quarterly distributions, and, if you anticipate a shortfall, the amount that you would borrow from working capital and the impact of such borrowings upon the following quarter(s).

Response: The Registration Statement has been revised to provide a calculation of cash available for distribution on a quarter-by-quarter basis for the forecast period. Please see pages 71 to 73 of the Revised F-1. Based on such calculation, the Registrant believes that it will have sufficient cash available for distribution to pay the minimum quarterly distribution on all of its common units and subordinated units in each quarter during the forecast period and will not be required to make working capital borrowings.

7.	We note your response to comment 11 in our letter dated July 27, 2012, including your representation that “quarterly financial information has not been prepared by the Registrant for the most recent four fiscal quarters or for the fiscal year ending December 31, 2011.” Please provide a table that indicates what distributions would have been on an aggregate (i.e. twelve-month) basis both for the four most recent fiscal quarters and for the fiscal year ending December 31, 2011.

Securities and Exchange Commission
September 21, 2012 Page 5

Response: The Registrant has revised its disclosure to add to its cash available for distribution table a column presenting cash available for distribution and total distributions for the twelve months ended June 30, 2012 and for the fiscal year ended December 31, 2011. Please see page 68 of the Revised F-1.

Introduction to Unaudited Pro Forma Combined Consolidated Balance Sheet, page P-1

8.	On page 59, you refer the reader to the Combined Consolidated Carve-out Predecessor financial statements and the Pro Forma Combined Consolidated Balance Sheet and related footnotes to be read together with the Forecasted Results of Operations. Please include similar disclosure in this section to refer the reader to the Forecasted Results of Operations for further information.

Response: The Registration Statement has been revised as requested. Please see page P-1 of the Revised F-1.

Please contact Catherine Gallagher (202.639.6544) or Adorys Velazquez (212.237.0036) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Catherine S. Gallagher
Catherine S. Gallagher

cc:	Donald Delaney (Securities and Exchange Commission)

Securities and Exchange Commission
September 21, 2012 Page 6

Shannon Buskirk (Securities and Exchange Commission)

Alexandra M. Ledbetter (Securities and Exchange Commission)

Norman von Holtendorff (Securities and Exchange Commission)

Graham Robjohns (Seadrill Partners LLC)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)